Exhibit 99.1

 Constellation Brands PRESS *release*

VISIT US |

Constellation Brands Elects New Board Members

***Christy Clark of Bennett Jones LLP and Jose Manuel Madero, formerly of Grupo Bepensa,
to join the company's Board of Directors***

VICTOR, N.Y., Sept. 25, 2019 ? Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today announced the election of Christy Clark, senior advisor at Bennett Jones LLP, and Jose Manuel Madero, honorary advisor of the COFINECE (national council for the promotion of investment, employment and economic growth) at the Office of the Chief of Staff of the President of Mexico, to serve as members of its board of directors, effective September 24, 2019. This election increases the size of Constellation's board from 10 to 12 members.

"We're excited to welcome Christy and Jose Manuel to our board of directors," said Constellation Brands' Executive Chair Rob Sands. "Christy brings extensive knowledge of Canada's government, regulatory environment and legislative process, as well as an extensive history of supporting profitable growth within the business community. Similarly, Jose Manuel brings proven expertise in successfully running consumer product goods production operations throughout Mexico, while working effectively with local governments and communities to promote economic development. Christy and Jose Manuel will add unique perspective that enhances our board's ability to provide guidance needed to sustain Constellation's momentum in the marketplace."

Clark currently serves as a senior advisor at Bennett Jones LLP, an internationally recognized and leading Canadian law firm, where she advises clients on matters related to infrastructure, international trade, natural resources and other factors needed to achieve sustained and profitable growth. Prior to joining Bennett Jones, Clark served in a variety of roles in Canadian government, including her most recent role as the Premier of the Province of British Columbia for six-and-a-half years from 2011 to 2017.

"I'm very excited to join Constellation Brands' board of directors," said Clark. "Constellation is an industry pioneer with a demonstrated willingness to pursue emerging market opportunities that keep the company on the forefront of consumer trends. I look forward to working with the rest of the board and lending my perspective to help sustain the company's success well into the future."

Madero most recently served as chief executive officer from 2015 to 2019 at Grupo Bepensa, a Mexican business group comprised of 40 companies across the food and beverage, alcohol, automotive and financial services sectors. Prior to joining Grupo Bepensa, Madero served in a number of senior


leadership roles at Monsanto Company and Grupo Pulsar, and currently serves as honorary advisor to the head office of the President of Mexico.

"Constellation Brands' iconic Mexican beer brands have been part of the fabric of Mexican culture for many years," said Madero. "I look forward to working with my fellow board members to help ensure the company's production operations are well-positioned to support its long-term objectives as Constellation's business continues to grow and evolve."

About Constellation Brands
Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy, and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported beer brands such as the Corona and Modelo brand families, and Pacifico. Its high-quality wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi, and SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated wine brands such as SIMI and Mount Veeder Winery, spirits brands High West Whiskey and Casa Noble Tequila, as well as new wine innovations such as Cooper & Thief and Spoken Barrel.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors, and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us one of the top growth contributors in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS		**INVESTOR RELATIONS CONTACTS**	
Mike McGrew 773-251-4934	| michael.mcgrew@cbrands.com	Patty Yahn-Urlaub 585-678-7483	| patty.yahn-urlaub@cbrands.com
Amy Martin 585-678-7141	| amy.martin@cbrands.com	Bob Czudak 585-678-7170	| bob.czudak@cbrands.com
		Tom Conaway 585-678-7503	| thomas.conaway@cbrands.com

Constellation Brands Elects New Board Members



Christy Clark
Bennett Jones LLP



Jose Manuel Madero
Former CEO Grupo Bepensa